Exhibit 28(h)(xii)
EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT
          This Agreement is entered into as of the 22nd day of July, 2010, between Estabrook Capital Management LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of the Estabrook Investment Grade Fixed Income Fund (the “Fund”).
          WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses” (as defined in Form N-1A), interest, extraordinary items, and brokerage commissions (“Net Expenses”), do not exceed the levels described below.
          NOW, THEREFORE, the parties agree as follows:
          Fee Reduction. The Adviser agrees (i) during the period beginning on the date of commencement of operations of the Fund and ending August 31, 2012, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s Net Expenses do not exceed 0.70% (on an annual basis) of the Fund’s average daily net assets; and (ii) during the period beginning on September 1, 2012 and ending August 31, 2013, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s Net Expenses do not exceed 1.00% (on an annual basis) of the Fund’s average daily net assets.
          Fee Recovery. The Adviser shall be entitled to recover, subject to approval by the Board of Trustees of the Trust, such amounts for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for the Fund.
          Term. This Agreement shall terminate on August 31, 2013, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.
          Executed as of the date first set forth above.

Estabrook Capital Management LLC

By:	/s/ David Foley
Name:	David Foley
Title:	C.O.O.

FundVantage Trust, on behalf of the Fund

By:	/s/ James Shaw
Name:	James Shaw
Title:	Treasurer